UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                    265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                              BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                        KANSAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  3,853,422
                                    (See Item 5)
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    3,853,422
                                    (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,853,422
                                    (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  60.4%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                              BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                         KANSAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  3,853,422
                                    (See Item 5)
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    3,853,422
                                    (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,853,422
                                    (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                   60.4%
                                                                   (See Item 5)

14.   Type of Reporting Person                                      CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization
                                                              UNITED STATES

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  3,853,422
                                    (See Item 5)
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    3,853,422
                                    (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting       Person
                                    3,853,422
                                    (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  60.4%
                                                                 (See Item 5)

14.   Type of Reporting Person                                      IN

      This Amendment No. 4 to Schedule 13D supplements the information contained in the Schedule 13D dated June 4, 1999, as amended by Amendment No. 1 dated July 22, 1999, Amendment No. 2 dated August 27, 1999 and Amendment No. 3 dated September 15, 1999 (collectively, the "Schedule 13D"), filed by GFS Acquisition Company, Inc., a Kansas corporation ("GFS Acquisition"), General Financial Services, Inc., a Kansas corporation and sole shareholder of GFS Acquisition ("GFS"), and Mr. Steve K. Miller who owns 100% of GFS and is the sole officer and director of each of GFS and GFS Acquisition.

      ITEM 1.     SECURITY AND ISSUER.

      No change.

      ITEM 2.     IDENTITY AND BACKGROUND.

      No change.

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information in the Schedule 13D is supplemented with the following information.

      In addition, to the purchases of Common Stock previously reported, GFS Acquisition has made the following purchases:

    Date of Acquisition     Number of Shares Acquired    Total Purchase Price
     October 10, 1999                 15,000                    $11,250
     October 15, 1999                  7,500                    $ 5,625
     October 20, 1999                  5,000                    $ 4,000
     January 13, 2000                 51,000                    $39,780
     January 14, 2000                290,000                   $336,400



      The October purchases were paid for from GFS Acquisition's working capital funds. GFS borrowed the funds to finance the January purchases under a a Business Loan Agreement dated November 15, 1999 between GFS and Commerce Bank, N.A., a copy of which is attached hereto as Exhibit 3. GFS contributed the borrowed funds to GFS Acquisition.


      ITEM 4.     PURPOSE OF TRANSACTION.

      The information in the Schedule 13D is supplemented with the following information.

      As previously reported, on June 3, 1999, GFS purchased from the Federal Depository Insurance Corporation, as Manager of the FSLIC Resolution Fund, as successor-in-interest to the Federal Savings and Loan Insurance Corporation and as successor and assignee of EurekaBank, formerly know as Eureka Federal Savings and Loan Association (the "FDIC"), for $1,126,496.55 any and all rights and interests of the FDIC under an order issued on September 8, 1986 (the

"Judgment") in the matter of Eureka Federal Savings and Loan Association v. John
B. Anderson, Edith Anderson, Maxim, Inc., Dunes Hotels and Casinos Inc. and Baby Grand Corp., in the District Court, Clark County, Nevada, Case No. A245662, instituted in 1985. Pursuant to the terms of the Judgment, Mr. Anderson pledged 3,000,000 shares of Common Stock of the Dunes Hotels and Casinos, Inc. (the "Issuer") to secure the Judgment (the "Judgment Shares"). On June 3, 1999, GFS contributed its interest in the Judgment to GFS Acquisition. Mr. Anderson is in default under the Judgment and GFS Acquisition intends to exercise its rights under the Judgment and related security agreements to acquire direct ownership of the Judgment Shares. The Judgment Shares represent approximately 47.1% of the outstanding shares of Common Stock.

      On July 6, 1999, the Issuer filed a complaint in interpleader in the Superior Court of the State of California for the County of Yolo entitled Dunes Hotels and Casinos, Inc. vs. J.B.A. Investments, Inc., a Nevada Corporation, General Financial Services, Inc., a Kansas Corporation, GFS Acquisition Company, a Kansas Corporation, John B. Anderson, an Individual, Edith Anderson, an Individual, Cedar Development Company, a Nevada Corporation, Federal Deposit Insurance Corporation, a Federally Chartered Corporation, and Does 1-25, under case number CVCV99-993 (the "State Action"). At the time of filing the State Action, the Issuer deposited the Judgment Shares with the Court. The Issuer has reported that it filed the State Action to resolve conflicting claims concerning who has the power to transfer and otherwise dispose of the Judgment Shares and by whom voting and other rights connected with the Judgment Shares may be exercised.

      On July 9, 1999, GFS and GFS Acquisition filed a complaint against the Issuer in the United States District Court Northern District of New York under case number 99-CV-1072 LEK/DRH. GFS and GFS Acquisition are seeking, among other things, a permanent injunction requiring the Issuer to give possession of the Judgment Shares to GFS and requiring the calling of a special meeting of the shareholders of the Issuer. GFS and GFS Acquisition are also seeking a preliminary injunction granting them similar relief pending the outcome of the action and granting expedited discovery.

      The cases were consolidated and transferred to the United States District Court District of Nevada under case number CVS-S-99-1470-PMP (RJJ). On January 5, 2000, the court ruled that the Issuer is required to hold an annual meeting on or before April 14, 2000 and that GFS Acquisition may vote the Judgement Shares at the meeting. At this point the court has not definitively ruled as to whether GFS Acquisition is the owner of the Judgement Shares. At this time, the reporting persons are unable to predict the outcome of this litigation.

      GFS Acquisition intends to propose a slate of directors to be elected at the annual meeting. At this time, GFS Acquisition has not determined which persons it intends to nominate for election to the Issuer's Board of Directors. Since GFS Acquisition will be entitled to vote a majority of the shares eligible to vote at the shareholders meeting, the reporting persons believe that the election of their nominees is assured. The reporting persons do not intend to solicit any proxies in connection with the annual meeting.

      Depending on market conditions and other factors that GFS Acquisition may deem material to its investment decision, GFS Acquisition may continue to purchase additional shares of Common Stock in the open market or in private transactions or it may dispose of all or a portion of the shares of Common Stock that it now owns or hereafter may acquire. While GFS Acquisition retains all options for potential future actions, its present expectations are to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate developments of the Issuer. If GFS Acquisition obtains control of the Issuer, it will evaluate the Issuer to determine whether to initiate plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

      GFS and Mr. Miller reserve the right to acquire or dispose of shares of Common Stock, depending upon circumstances existing from time to time, including market conditions.

      Except as set forth in this Item 4, none of GFS Acquisition, GFS nor Mr. Miller have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, GFS Acquisition, GFS and Mr. Miller reserve the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the acquisition of the additional  shares  described in
Item 3, GFS Acquisition beneficially owned as of January 14, 2000, 3,853,422 shares of Common Stock, which it believes to be 60.4% of the outstanding shares of Common Stock of the Issuer.

      As the sole shareholder of GFS Acquisition, GFS beneficially owns the 3,853,422 shares of Common Stock beneficially owned by GFS Acquisition on January 14, 2000. As described above, GFS believes these shares to be 60.4% of the outstanding shares of Common Stock of the Issuer.

      As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 3,853,422 shares of Common Stock beneficially owned by GFS Acquisition on January 14, 2000. As described above, Mr. Miller believes these shares to be 60.4% of the outstanding shares of Common Stock of the Issuer.

      (b) No change.

      (c) See Item 3. Other than the transactions listed in Item 3 (including transactions previously reported), no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr. Miller during the past sixty days.

      (d) No change.

      (e) Not applicable.

      ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      No change.

      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       *Exhibit 1.      Statement of Joint Filing.

       *Exhibit 2.      Promissory Note dated December 28, 1998 made by GFS
                        in favor of Citizens Bank and Trust Company.

      **Exhibit 3.      Business Loan Agreement dated November 15, 1999 between
                        GFS and Commerce Bank, N.A.
-----
* Previously filed as an Exhibit to the Schedule 13D dated June 4, 1999 filed by the reporting persons.
**   Filed herewith.

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GFS ACQUISITION COMPANY, INC.


January 21, 2000                    By:   /s/ Steve K. Miller
                                          -------------------------------------
                                          Steve K. Miller, President



                                    GENERAL FINACIAL SERVICES, INC.


January 21, 2000                    By:   /s/ Steve K. Miller
                                          -------------------------------------
                                          Steve K. Miller, President



January 21, 2000                          /s/ Steve K. Miller
                                          -------------------------------------
                                          Steve K. Miller